January 16, 2018

Ms. Jennifer Thompson

Accounting Branch Chief, Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Albany International Corp.

Form 10-K for the Year Ended December 31, 2016, filed March 1, 2017

File No. 1-10026

Dear Ms. Thompson:

We are pleased to respond to your letter dated December 18, 2017. For ease of review, we have set forth below the comments from your letter and our responses thereto.

Item 8. Financial Statements and Supplementary Data

17. Commitments and Contingencies

Asbestos Litigation, page 94

1.	Please address the following comments related to your asbestos litigation:

•	Please tell us when you accrue a loss for asbestos claims, both asserted and unasserted, and how your accounting complies with ASC 450. In doing so, tell us if you accrue for claims in advance or only upon or when nearing settlement. Also tell us the total amount accrued at fiscal year-end 2016 for asbestos claims and provide a breakdown of the accrual between asserted and unasserted claims.

Response: We accrue a loss for any asbestos claims, whether asserted or unasserted, when the amount is probable and estimable, as required by ASC 450-20-25-2. With respect to the vast majority of claims disclosed in Footnote 17, we have concluded that such claims do not represent a liability that is both probable of occurrence and reasonably estimable. Given the limited number of locations where asbestos-containing dryer felts were used, and the limited period of time during which they were sold, the number of claimants able to give evidence of exposure to the Company’s products has historically been only a small fraction of the total number of claims reported. We work with outside counsel and our insurance carriers to continuously evaluate claims, and if a claim has progressed to the point where it is determined that liability is both probable and estimable, we accrue for the anticipated payment at that time. For all pending claims, it is, in our experience, not possible to meaningfully assess whether liability for any individual claim is probable, let alone estimable, until credible and meaningful evidence of actual or even potential exposure to the Company’s asbestos-containing dryer felts has been provided. In our experience, this typically has not happened until the discovery process is concluded.

As of December 31, 2016, we had an accrual of $240,500 for asserted claims, and there was no accrual for unasserted claims. The Company does not believe that an accrual for unasserted claims is required. At any given reporting date, it is probable that there are unasserted claims that will be filed against the Company in the future. However, we believe that, due to our varied and inconsistent history of asbestos claims and the changing nature of asbestos litigation (as discussed below), there is not sufficient and reasonable information to estimate an accrual for unasserted asbestos claims.

•	Explain to us your accounting policy for recording insurance recoveries associated with asbestos claims.

Response: Whenever we record an accrual for asbestos claims, we consider whether the claim is covered by our policies, the insurance carrier has the means to pay the claim directly or reimburse our settlement payment, and recovery under our insurance policies is probable. If we conclude that recovery is probable, a receivable from the insurance carrier is recorded. As of December 31, 2016, the amount of this receivable in our books was $240,500 – equal to the accrual referred to above. This entry results in an offset of the charge in the income statement, and the claims accrual is recorded as a liability, while the related insurance receivable is recorded as an asset.

•	Tell us your accounting policy for legal costs expected to be incurred in connection with your asbestos claims.

Response: We do not incur material legal fees related to defending ourselves against asbestos claims. For any claim for which insurance coverage exists, our insurers are obligated to both indemnify and defend us, at no expense to us and without charging any such defense costs to coverage limits (i.e., such legal fees and expenses are 100% borne by the carriers, and not deducted from available limits). Since 2005, we have encountered only a handful of claims (involving former employees) giving rise to uncovered defense costs, and in no period have such costs been material. If such uncovered legal costs were expected to be incurred in any future period, we would expect to accrue such costs as incurred, in accordance with our current policy and practice. Since professional fees related to loss contingencies have not been material in our experience, we have not included discussion of this policy election under ASC 450-20-S99 in our Summary of Significant Accounting Policies footnote.

•	We note your disclosure that you “do not believe a meaningful estimate can be made regarding the range of possible loss with respect to pending or future claims.” Clarify if this disclosure means that you are unable to estimate an amount to accrue under ASC 450-20-25-2 or if it means you are unable to estimate a range of reasonably possible loss in excess of amounts accrued under ASC 450-20-50-3 and -4. In either case, considering your extensive history dealing with asbestos claims, tell us why you are unable to determine a meaningful loss estimate and why, per page 95, you “are unable to predict the number and timing of such future claims.” Please note that under the 420-20-50-3 and -4 disclosure requirements an estimate does not necessarily require confidence or precision since an estimate is, by definition, imprecise.

Response: With regard to our disclosure that we “do not believe a meaningful estimate can be made regarding the range of possible loss with respect to pending or future claims”, we mean that we are unable to estimate a range of reasonably possible loss in excess of amounts already accrued for pending or future claims under ASC 420-20-50-3. We will clarify this statement in our future filings.

Asbestos litigation has continued to evolve in many ways since the Company received its first claim, all of which have contributed to the unpredictable and changing nature of the Company’s experience with respect to asbestos litigation: the passage of tort reform in many jurisdictions; the emergence of “inactive dockets” for non-malignant cases in others; the pursuit of secondary exposure claims, with varying success, in different jurisdictions; continued “forum-shopping” by the plaintiff’s bar causing migration of claims to newer, less-experienced venues; developments in asbestos legal jurisprudence; involvement of new plaintiffs with different claim-filing practices, etc.

As described above, the information needed to support an accrual is the same information needed to come up with a meaningful estimate of a range of reasonably possible loss in excess of such accruals for pending or future claims. Given the unpredictable and changing nature of the Company’s asbestos litigation experience, we do not currently believe that it is possible to extrapolate from our historical loss experience any meaningful estimate of a range of possible loss. Our current footnote disclosure states that we expect to continue to get sued, and to incur future losses, and that we don’t anticipate that such losses will ever materially exceed available insurance coverage. In addition, in order to provide investors with as much meaningful information as possible, we also include in our disclosure detailed, annual data regarding new claims, settlement claims, and annual settlement costs.

Given our experience, any attempt to provide an estimate would imply an understanding of the changing nature of asbestos litigation that – in spite of what may appear to be an extensive history dealing with such claims – we simply do not have, and would thus be potentially misleading to investors.

•	Based on the rollforwards of your claims activity on pages 94 and 95, it appears that there are several long outstanding unresolved claims against you. To the extent categorizable, explain to us the nature of the remaining unresolved claims, including whether or not these claims are materially different than the claims you have already settled. For example, clarify if your long outstanding claims generally involve more serious claims, such as ones that are seeking materially higher damages.

Response: As you noted, there are some asbestos claims which have been outstanding for a long time. Of the 11,451 pending cases as of December 31, 2016, approximately 90% had been pending for more than 10 years, with little or no activity during that time.

There are probably a number of reasons for this, into most of which we have no unique insight, but based upon our current understanding:

-	The plaintiff’s counsel may no longer consider the case to have merit, and not worthy of any further action.
-	The plaintiff’s counsel may be waiting to see if non-malignant cases become malignant cases.
-	Plaintiffs’ counsel, in a rush to secure clients, may have filed cases prior to determining the validity of the claim, or the counsel felt that their leverage to obtain a settlement might be increased with the number of claimants.

In addition, we understand that a number of courts with heavy asbestos case backlogs determined not to dedicate valuable and limited trial capacity to asbestos cases not involving malignancies, and created (whether formally or informally) administrative dockets, where non-malignant cases are “parked” until such time (if ever) as they turn into malignant cases. We are not always aware of when a claim has been moved to such an inactive docket, and do not track which claims currently reside on such a docket. Nevertheless, we know that a significant number of our pending claims are in jurisdictions which have inactive dockets.

For these reasons, we do not believe such long-pending cases are more serious or seeking materially higher damages; in all likelihood, the longer a case has been pending, the less likely it is to ever result in a material loss.

Sincerely,

/s/ John B. Cozzolino

John B. Cozzolino

Chief Financial Officer and Treasurer